FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date October 6, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

 NEWS FOR RELEASE: October 6, 2005

For Further Information Contact:

            Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Chevonne Miller, Breakthrough Financial Marketing Inc.

at 1-403-269-7676

miller@breakthrough.ab.ca

TYLER ANNOUNCES ASSAY RESULTS

FOR DEEP CORE HOLE #43 AT BAHUERACHI

Highlights include: 320 meters grading 0.42% copper, 0.77% zinc and 10 g/t silver at depth in the Main Zone and 82.1 meters grading 0.74% copper and 3.5 g/t silver in porphyry to the north.  First significant CRD massive sulphide mineralization intersected, including 12.70 meters grading 9.5% zinc, 0.30% copper, 40.7 g/t silver, 0.53 g/t gold and 0.93% lead.

Calgary,  Alberta - Tyler Resources Inc. announces assay results for drill holes #41 to #44, at the Bahuerachi project, Mexico, including results for drill hole #43, the first deep core hole of the project drilled to a depth of 476 meters.

Management is very pleased with these results.  Drill hole #43 confirmed mineralization at depth and identified new polymetallic high grade zones of mineralization.  Drill holes #42 and 44 indicate high grade zones within the porphyry complex and hole #41 points to high grade skarn development at depth in the north. Results to date from all holes continue to expand known mineralization, validate the Company’s exploration model and outline bulk tonnage potential.

RESULTS FROM DEEP CORE HOLE #43

Significant intervals for drill hole DDH-BAH #43*.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-43	155.3	476 (EOH)**	320.7*	0.42	0.06	10.0	0.77	Trace	Marble/CRD/Skarn and calc silicate skarn
Including	287.3	332.6	45.30	0.36	0.23	23.9	3.72	Anomalous	Marble/Massive sulphide CRD
Including	287.3	300	12.70	0.30	0.53	40.7	9.5	Trace	Massive sulphide CRD
And
Including	332.6	476 (EOH)**	143.4	0.63	0.05	10.3	0.30	0.007	Skarn and calc silicate skarn, minor massive sulphide

* Interpreted true widths of intercepts are estimated as 75-80% of quoted intervals, see section for details.

**Hole ended in mineralization with last 4 meters grading 0.98% copper, 0.07 g/t gold and 9.2 g/t silver.

Tyler Resources Inc.

News Release – October 6, 2005

The results of drill hole #43 outline significant depth potential in the Main Zone (ending in mineralization).  Of particular note is the presence of significant intervals of Carbonate Replacement style (CRD) massive sulphide mineralization with high polymetallic metal content.  Before intersecting the skarn target, hole # 43 intersected 5 separate CRD style massive sulfide zones with core intercepts ranging from 0.6 to 6.9 m wide.  The widest single CRD interval contained 12.8 % Zn, 1.2 % Pb, 53.76 ppm Ag, and 0.73 ppm Au over a core interval of 6.9 m (from 287.3 to 294.2 m depth).

Although the extent and significance of CRD style mineralization is not yet known at Bahuerachi, their presence opens a new dimension for testing of high grade polymetallic targets in close association with the main mineralized skarn and porphyry targets.  The CRD intercepts noted in drill hole #43 compare well to width and overall grade of numerous well known Mexican and South American economic CRD producing mines such as Santa Eulalia and San Martin (Mexico), and Yauricocha and Cerro De Pasco (Peru).

RESULTS FROM DRILL HOLES 41, 42, 44.

Ongoing drilling north of this area has also been successful in expanding the footprint of mineralization found to date and has returned the property’s first high grade porphyry intersection in both supergene (copper oxide/chalcocite) and hypogene (primary sulphide) types of mineralization in drill hole #44 (see below).

Significant intervals for drill holes DDH-BAH #41, 42 and 44 (partial)

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-41	30	68.7	28.65(I)	0.22					Calc-silicate/skarn/QFP
And	127.3	155.4	28.1(II)	0.85	0.14	13.5	0.32	0.009	Skarn
BAH-42	104	114.15	10.15	0.66	Trace	4.95	Trace	0.004	QFP
	162	225.4	63.4(III)	0.37	Trace	2.9	Trace	0.011	QFP/dykes/skarn
Including	217.5	225.4	7.9(III)	1.01	Trace	12	trace	0.024	Skarn
BAH-44	0	172.1	172.1(IV)	0.5	0.05	3.0	none	0.002	Porphyry/oxide, minor sulphides
Including	20	102.1	82.1	0.74	0.08	4.5	trace	Trace	Porphyry, sulphides

(I)No core was recovered over a total of 10.05 meters over the interval. Average is based on core recovered and should be considered indicative only.

(II)Core recovery was average to low over the interval.  Averages should be considered indicative, not representative until further drilling is performed in the area.

(III) Excludes a 0.3 m interval of no recovery

(IV)Assays are reported to 172.1 meters.  Subsequent to the first pass sampling, the hole was extended to 305.85 meters total depth. Average includes dilution by 19.9 meters of post mineral dykes.

-All intervals are interpreted true widths.

The mineralized QFP in holes 05BAH-42 and 44 is a coarse crowded porphyry with feldspar-quartz-biotite crystals in a fine grained matrix.  The rock is variably silicified and quartz veined with potassic alteration overprinted by sericite alteration.  Chalcopyrite, pyrite, and lesser bornite and molybdenite occur in quartz veins, disseminated, and along sulfide coated fracture surfaces.  The porphyry texture, alteration, and mineralization encountered in holes 05BAH-42 and 05BAH-44 are similar to numerous porphyry-Cu deposits worldwide that contain economic grade mineralization.  These holes contain the best zones of hypogene porphyry-Cu mineralization within intrusive rocks encountered on the property to date, and are an indication of the excellent exploration potential within the larger intrusive complex at Bahuerachi.

The upper part of hole 05BAH-42 encountered a post mineral intrusive phase which has resulted in low Cu grades within the first 104 m of the hole.

Tyler Resources Inc.

News Release – October 6, 2005

Also of key importance is an intersection in drill hole #41 which indicates that skarn development may increase in both intensity, widths and grades at depth on the Western edge of the porphyry complex in this area, as has been postulated by the company’s geological team.  Drill Hole #42 has also confirmed that similar skarn unit developed on the eastern edge of the complex in association with mineralized porphyry.

DRILLING PROGRAM UPDATE

The deep drilling to date has gone smoothly, with excellent recoveries and high production rates.  The Company is currently in discussion with several drilling companies to increase its drilling capacity within approximately the next six weeks with the objective of accelerating its current exploration efforts at Bahuerachi.

Deep drilling in the Main Zone is continuing with drill hole #45, located approximately 100 meters south of drill hole #43.  Drilling in the north is continuing with drill hole #46.  Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Dustin Rainey, consultants to the Company.

 “Jean Pierre Jutras”

Jean Pierre Jutras

President/COO

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,
DRILL HOLES 04BAH-14, O5BAH-28, 31, 43, 04RC-3, and 05RC-17, Looking North, Section 560 North
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-26

05BAH-43
785,200E
05BAH-28, 31
04BAH-14
05RC-17
04RC-03
785,600E
1000 m elev
900 m elev
800 m elev
700 m elev
600 m elev
DDH 15
143m @
0.71% Cu
6 g/t Ag
DDH RC-3
111.28 m @
0.53% Cu
0.24 g/t Au
3.2 g/t Ag
0.11 %Zn
DDH 31
193.1 m@
0.63% Cu
9.4 g/t Ag
0.40% Zn
DDH 28
161.5m @
0.5% Cu
7.8 g/t Ag
0.24% Zn
R
R
R
?
?
320.7 meters @
0.42% Cu
0.06 g/t Au
10.0 g/t Ag
0.77% Zn
45.3 meters@
0.36% Cu, 0.23 g/t Au
23.9 g/t Ag, 3.72% Zn
Including
12.70 meters @
0.30% Cu, 0.53 g/t Au
40.7 g/t Ag, 9.5% Zn
143.4 meters@
0.63% Cu
0.05 g/t Au
10.3 g/t Ag
0.30% Zn
A
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A= andesite)
QFP - Porphyry Dyke/intrusion
Fine grained QFP
Garnet-pyroxene-anhydrite-sulfide skarn
Pyroxene dominated skarn
Massive sulfide
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 10-90% calc-silicates plus quartz, feldspar and anhydrite alteration
0
Scale
100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION
DRILL HOLES 054BAH-38 and 05BAH-41, Looking North East
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-26

05BAH-38
05BAH-41
R
R
R
R
A
A
950 m elev
850 m elev
800 m elev
36.1 M
@ 0.45% Cu
3.4 g/t Ag
0.016% Mo
90.8 M
@ 0.25% Cu
2.1 g/t Ag
0.015% Mo
28.65 M
@ 0.22% Cu
28.1 M
@ 0.85% Cu
0.14 g/t Au
13.5 g/t Ag
0.32% Zn
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite, MD=micro diorite)
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Pyroxene dominated skarn
Fine grained sedimentary rock with sheeted quart veinlets
Siliceous and calcareous bedded sedimentary rocks with minor calc-silicates
0
Scale
50 m

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 05-26

NORTH
Current Claim Block Outline
Bahuerachi Skarn/CRD Cu-Zn-Ag
North Porphyry (Currently trenching)
Colome Skarn Trend
DDH BAH 41
D-39
D-38
BAH-40
DDH BAH 44
DDH BAH 42
DDH-46
Los Alisos epithermal Au-Ag (Zn)
DDH BAH 43
DDH-45
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
South/Goat Porphyry (road accessible, drill ready)
Scale
0
1,000 m
2,000 meters
2 Km
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas